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                               August 29, 2022

       Meng Dong (James) Tan
       Chief Executive Officer
       8i Acquisition 2 Corp.
       Eu Tong Sen Street
       #08-13 Singapore 059817

                                                        Re: 8i Acquisition 2
Corp.
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Submitted August
18, 2022
                                                            CIK No. 0001847846

       Dear Mr. Tan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A submitted August 18, 2022

       Background of the Business Combination, page 83

   1. We note your response to our prior comment 4 and reissue. We note that Mr. Tan proposed a purchase
price of $550 million on January 20, 2022, but that the preliminary analyses separately
conducted by EUDA and 8i resulted in an average valuation of $835.5 million and enterprise
value for $603.5 million EUDA. Please provide more detail on how
                                                        8i arrived at a
purchase price of $550 million in light of these valuations.
       Revised financial projections as of May 30, 2022, page 90

   2. We note your revisions in response to our prior comment 6. Please specify which
                                                        "technological
innovations" you anticipate leveraging to provide your management with the data and analytics
to reduce costs. Please also state, if true, that these technological innovations are still
in development.
 Meng Dong (James) Tan
8i Acquisition 2 Corp.
August 29, 2022
Page 2
Information About EUDA, page 122

3. We have reviewed your revisions in response to our prior comment 7. Please revise to clarify what kind of services your client service partners provide. We note, for example, that Clinic Management System is a health technology company. Please also disclose how you recruit and select these client service partners and any arrangements with them, including whether they are compensated. To the extent that you have entered into any material agreements with these client service partners, please disclose the terms of such agreement.

Medical Urgent Care, page 135

4. We note your revisions in response to our prior comment 10 and reissue in part. Please disclose the quantities and anticipated sources of the data you will collect for your validation studies and a timeline of when you expect to commercialize your AI products.
      Please also balance your disclosure to clearly state that you cannot provide assurance that you will that your AI systems will perform as intended or become marketable products.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameMeng Dong (James) Tan
                                                            Division of
Corporation Finance
Comapany Name8i Acquisition 2 Corp.
                                                            Office of Life
Sciences
August 29, 2022 Page 2
cc:       Jane Tam, Esq.
FirstName LastName